--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                          SILVERSTREAM SOFTWARE, INC.
                           (Name of Subject Company)

                          SILVERSTREAM SOFTWARE, INC.
                      (Name of Person(s) Filing Statement)

                             ---------------------

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                             ---------------------

                                  827907 10 6
                     (CUSIP Number of Class of Securities)

                             ---------------------

                                DAVID A. LITWACK
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          SILVERSTREAM SOFTWARE, INC.
                               TWO FEDERAL STREET
                         BILLERICA, MASSACHUSETTS 01821
                                 (978) 262-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:

                            WILLIAM S. GEHRKE, ESQ.
                           MICHAEL J. LACASCIA, ESQ.
                             JONATHAN WOLFMAN, ESQ.
                               HALE AND DORR LLP
                                60 STATE STREET
                          BOSTON, MASSACHUSETTS 02109
                           TELEPHONE: (617) 526-6000
                           FACSIMILE: (617) 526-5000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SUBJECT COMPANY INFORMATION.

NAME AND ADDRESS

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is SilverStream Software, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Two Federal Street, Billerica, Massachusetts 01821. The telephone number of the principal executive offices of the Company is (978) 262-3000.

SECURITIES

     The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share (the "Shares"), of the Company. As of June 9, 2002, there were 22,708,605 Shares outstanding and 5,661,109 Shares issuable upon exercise of outstanding options.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

NAME AND ADDRESS

     The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and is also the subject company, are set forth in Item 1 above under the caption "Subject Company Information - Name and Address."

TENDER OFFER

     This Schedule 14D-9 relates to the tender offer by Delaware Planet Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Novell, Inc., a Delaware corporation ("Novell"), relating to the Shares and as disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Purchaser and Novell with the Securities and Exchange Commission (the "SEC") on June 18, 2002.

     As described in the Schedule TO, Purchaser has offered to purchase all of the outstanding Shares at a price of $9.00 per Share, net to the selling stockholders in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 18, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and related Letter of Transmittal are filed as Exhibits (a)(1) and
(a)(2), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

     As set forth in the Schedule TO, Purchaser's and Novell's principal executive offices are both located at 1800 South Novell Place, Provo, Utah 84606.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 9, 2002 (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"), by and among Novell, Purchaser and the Company. The Merger Agreement provides, among other things, (1) for the making of the Offer and (2) that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"). Upon consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and as a wholly owned subsidiary of Novell. At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares (i) owned by Novell, Purchaser, any wholly owned subsidiary of Novell or Purchaser or in the treasury of the Company, which shall be canceled, or (ii) held by holders who have properly demanded and perfected their appraisal rights under Section 262 of the Delaware General Corporation Law statute (the "DGCL")) will be converted into the right to receive the Offer Price (or any higher per Share price paid in the Offer) in cash, without interest thereon (the "Merger Consideration"), upon surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in Item 3 of this Schedule 14D-9. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this
Schedule 14D-9 and is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as set forth in this Item 3 or in the Information Statement filed pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and either (i) the Company's executive officers, directors or affiliates, or (ii) Novell, Purchaser, or their respective executive officers, directors or affiliates.

MERGER AGREEMENT

     On June 9, 2002, the Company entered into the Merger Agreement with Purchaser and Novell, which provided for, among other things, the Offer and the Merger. The summary of the Merger Agreement contained in the section of the Offer to Purchase titled "The Offer -- The Merger Agreement; Other Arrangements
- The Merger Agreement" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the Merger Agreement contained in the Offer to Purchase, which describes the material terms of the agreement, is qualified by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

STOCKHOLDER'S AGREEMENTS

     As an inducement to Novell and Purchaser entering into the Merger Agreement, Novell and Purchaser entered into Stockholder's Agreements (the "Stockholder's Agreements") with the Company's directors, stockholders affiliated with certain directors and certain of the Company's executive officers (the "Support Stockholders"). The Board of Directors of the Company (the "Board") has approved the Stockholder's Agreements and the performance by each Support Stockholder of such stockholder's obligations under the Stockholder's Agreements, including the tendering of Shares in the Offer, the voting of, and the grant of an irrevocable proxy to vote, Shares to approve the Merger and the grant of an option to purchase Shares. The Shares subject to the Stockholder's Agreements represent an aggregate of approximately 20% of the outstanding Shares of the Company as of June 9, 2002 and approximately 16% of the Shares on a fully-diluted basis. The summary of the Stockholder's Agreements contained in the section of the Offer to Purchase titled "The Offer -- The Merger Agreement; Other Arrangements -- The Stockholder's Agreements" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit
(a)(1). The summary of the Stockholder's Agreements contained in the Offer to Purchase, which describes the material terms of the agreements, is qualified by reference to the form of Stockholder's Agreement, which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

OFFER LETTERS

     Each of the following executive officers of the Company entered into employment offer letters with Novell (the "Offer Letters") in connection with their continued employment after the Effective Time with Novell: David Litwack, Roger Durn, Michel Goossens, John Judge, Richard Wayne Parslow and Kim Sheffield. The summary of the Offer Letters contained in the section of the Offer to Purchase titled "The Offer -- The Merger Agreement; Other Arrangements
- Offer Letters/Non-Compete Agreements" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the Offer Letters contained in the Offer to Purchase, which describes the material terms of the agreements, is qualified by reference to the Offer Letters, which have been filed as Exhibits (e)(8) through (e)(13) and are incorporated herein by reference.

     Each of Steven Benfield and Craig Dynes entered into offer letters with Novell providing for, among other things, certain severance benefits from Novell upon termination of employment. Summaries of these arrangements contained in the section of the Offer to Purchase titled "The Offer -- The Merger Agreement; Other Arrangements -- Offer Letters/Non-Compete Agreements" are incorporated by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of these arrangements contained in the Offer to Purchase, which describes the material terms of these agreements, is qualified by reference to the terms of the arrangements, which have been filed as Exhibits (e)(14) and (e)(15) and are incorporated herein by reference.

MUTUAL NON-DISCLOSURE AGREEMENT

     On January 30, 2002, Novell and the Company entered into a Mutual Non-Disclosure Agreement in connection with Novell's evaluation of the Company and the Company's provision of certain information to Novell (the "Mutual Non-Disclosure Agreement"). The summary of the Mutual Non-Disclosure Agreement contained in the section of the Offer to Purchase titled "The Offer -- The Merger Agreement; Other Arrangements -- Mutual Non-Disclosure" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the Mutual Non-Disclosure Agreement contained in the Offer to Purchase, which describes the material terms of the agreement, is qualified by reference to the Mutual Non-Disclosure Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

OTHER INTERESTS OF CERTAIN PERSONS

     Certain members of the Company's management and the Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated by the Merger Agreement. In addition to the agreements discussed above, these interests are as follows:

  EMPLOYEE BENEFIT MATTERS

     Pursuant to the Merger Agreement, following the Effective Time and until December 31, 2002, Novell has agreed to provide, or to cause the Surviving Corporation to provide, to all individuals who are employees of the Company at the Effective Time and whose employment will continue following the Effective Time, the following: (i) substantially similar compensation, employee benefits and terms and conditions of employment, in the aggregate, as Novell provides to similarly-situated employees of Novell, (ii) compensation, employee benefits and terms and conditions of employment that are substantially similar, in the aggregate, as provided by the Company immediately prior to the Effective Time or
(iii) a combination of clauses (i) and (ii). The summary of the employee benefit matters under the Merger Agreement contained in the section of the Offer to Purchase titled "The Offer -- The Merger Agreement; Other Arrangements - The Merger Agreement - Employee Benefit Matters" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the employee benefit matters under the Merger Agreement contained in the Offer to Purchase, which describes the material terms of such employee benefit arrangements, is qualified by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

  STOCK OPTIONS AND RESTRICTED STOCK

     Pursuant to the terms of the Merger Agreement, Novell has agreed to assume the Company's 1997 Stock Incentive Plan, the Company's 2001 Stock Incentive Plan, the eObject, Inc. 2000 Stock Plan (which was previously assumed by the Company) and the Bondi Software, Inc. Employee Stock Option Plan (which was previously assumed by the Company), and each outstanding option thereunder. Each Company stock option so assumed by Novell will continue to have, and be subject to, the same terms and conditions of such options immediately prior to the Effective Time, except that (i) each option will be exercisable or will become exercisable in accordance with its terms for that number of shares of common stock of Novell ("Novell

Common Stock") equal to the product of the number of shares that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the Exchange Ratio (as defined below), rounded down to the nearest whole number of shares of Novell Common Stock and (ii) the per share exercise price for the shares of Novell Common Stock issuable upon exercise of such assumed options will be equal to the quotient determined by dividing the exercise price per share at which the option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. The Exchange Ratio is the number (rounded to the nearest ten-thousandth) determined by dividing $9.00, or such higher price as is paid in the Offer, by the average closing price per share of Novell Common Stock on the Nasdaq National Market for the thirty calendar days ending with the date that is two calendar days prior to the Effective Time.

     The summary of the treatment of stock options under the Merger Agreement contained in the section of the Offer to Purchase titled "The Offer -- The Merger Agreement; Other Arrangements -- The Merger Agreement -- Stock Options" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit
(a)(1). The summary of the treatment of stock options under the Merger Agreement contained in the Offer to Purchase, which describes the material terms of treatment of the stock options, is qualified by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

  OPTION ACCELERATION AGREEMENTS

     On various dates between May 2001 and March 2002, the Company entered into arrangements with its executive officers (the "Acceleration Letters") providing for acceleration of the vesting of certain options of each such officer in certain circumstances, including upon a change of control of the Company. The summaries of the acceleration provisions of the Acceleration Letters contained in the section of the Information Statement attached hereto as Annex A titled "Certain Relationships and Related Party Transactions -- Acceleration of Vesting" are incorporated herein by reference. The summaries of the acceleration provisions in such Acceleration Letters contained in the Information Statement, which describe the material terms of such provisions, are qualified by reference to the forms of these agreements, which have been filed as Exhibits (e)(4) and
(e)(5) hereto and are incorporated by reference. Concurrently with the execution of the Merger Agreement, or soon thereafter, each of the Company's executive officers, other than Steven Benfield and Craig Dynes, waived any rights to such acceleration they may have in connection with the Offer and the Merger. The following table sets forth for each of Messrs. Benfield and Dynes the number of unvested option shares which are subject to the Acceleration Letters and the number of Shares that would become exercisable upon consummation of the Offer (assuming the Offering is consummated on July 17, 2002):

                                  TOTAL NUMBER OF UNVESTED   NUMBER OF OPTION SHARES THAT
                                  OPTION SHARES SUBJECT TO   BECOME VESTED UPON
PERSON                            ACCELERATION LETTERS       CONSUMMATION OF THE OFFER
------                            ------------------------   ----------------------------
Mr. Benfield                      10,000                      5,000
Mr. Dynes                         84,937                     42,469

     Mr. Dynes' offer letter with Novell also provides for an additional year of vesting of his Company stock options if his employment is terminated for any reason other than cause after the consummation of the Merger. The Summary of this arrangement contained in the section of the Offer to Purchase titled "The Offer -- The Merger Agreement; Other Arrangements -- Offer Letters/Non-Compete Agreements."

     As described in the section of the Information Statement attached hereto as Annex A titled "Certain Relationships and Related Party Transactions -- Benfield Letter", Mr. Benfield is party to an agreement with the Company relating to certain shares issued to him in connection with the Company's acquisition of Bondi Software, Inc. in December 2000. The summary of such agreement contained in the Information Statement, which describes the material terms of such agreement, is qualified by reference to the agreement, a copy of which has been filed as Exhibit (e)(16) hereto and is incorporated herein by reference.

  INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE

     The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director for monetary damages for breach of their fiduciary duties as directors, except for liability
(i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation also provides for the indemnification of directors and officers. In addition, the Company has obtained directors' and officers' insurance for certain of the Company's directors, officers, employees and certain other individuals acting at the direction of the Company for certain liabilities.

     The Merger Agreement provides that, for a period of six years after the Effective Time, the Surviving Corporation will (i) not modify the indemnification provisions or the provisions limiting the liability of directors contained in the Company's Certificate of Incorporation and (ii) indemnify and hold harmless the present and former directors and officers of the Company in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Delaware law or any other applicable laws or as provided under the Company's Certificate of Incorporation and Bylaws. The Merger Agreement further provides that, for a period of six years from the Effective Time, the Surviving Corporation shall provide directors' and officers' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such indemnified person currently covered by the Company's officer's and director's liability insurance policy, subject to certain terms and conditions. These obligations are more fully described in the section of the Offer to Purchase titled "The Offer -- The Merger Agreement; Other
Arrangements -- The Merger Agreement -- Indemnity; Insurance" which is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit
(a)(1). The summary of the indemnification and insurance provisions under the Merger Agreement, which describes the material terms of such provisions, is qualified by reference to the Merger Agreement, which has been filed as Exhibit
(e)(1) hereto and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

RECOMMENDATION OF THE BOARD

     The Board, at a meeting duly called and held on June 9, 2002, by unanimous vote:

     - determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's stockholders;

     - approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and Novell's acquisition of Shares pursuant to the Stockholder's Agreements, in accordance with the DGCL;

     - recommended to the Company's stockholders that they accept the Offer, tender their Shares in the Offer and adopt the Merger Agreement; and

     - took all actions necessary to render the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Merger Agreement and the Stockholder's Agreements and the transactions contemplated by the Merger Agreement and the Stockholder's Agreements.

     A letter from the Company to the Company's stockholders communicating the Board's recommendation is filed as Exhibit (a)(7) hereto and is incorporated herein by reference.

REASONS FOR THE BOARD'S RECOMMENDATION

  BACKGROUND

     The Company's management and Board regularly review the Company's long-term strategies and objectives. As part of these reviews, the Company has, from time to time, considered various strategic alternatives to pursuing the Company's business plan as an independent entity, including acquisitions, distribution and licensing arrangements and various business combinations.

     From June 2001 until November 2001, the Company worked with an investment bank to help identify potential strategic relationships or business combinations with other companies. This resulted in the Company meeting with two software companies. Neither of these meetings led to further discussions.

     At regularly scheduled meetings of the Board held in July and October 2001, David Litwack, the Company's President and Chief Executive Officer, summarized the potential strategic relationships being investigated. The Board authorized Company management to continue to explore strategic alternatives.

     In October 2001, Mr. Litwack and Craig Dynes, the Company's Vice President and Chief Financial Officer, met with a representative of a software company to discuss the Company's technology and business strategy.

     On January 7, 2002, Messrs. Litwack and Dynes met with representatives of Morgan Stanley & Co. Incorporated ("Morgan Stanley") to discuss the Company's strategic alternatives.

     On January 15, 2002, Richard Wayne Parslow, Vice President of Business Development, of the Company arranged a meeting with Kirk Klasson, Vice President, Strategy, CH Hariharan, Vice President and Chief Architect, and Ralph Linsalata, Senior Vice President, Venture Investments, of Novell and Mr. Dynes, Jeffrey Broberg, Vice President, eBusiness Research and Development, Frederick Holahan, Vice President and General Manager of eBusiness Integration Products, and Kim Sheffield, Vice President of eBusiness Technologies, of the Company. At the meeting, each company presented its current outlook regarding the web services market and product offerings. Near the end of the meeting, Mr. Klasson informed Mr. Dynes that they wished to explore further a relationship that could range from licensing software to an acquisition. Mr. Klasson and Mr. Dynes agreed to schedule a further meeting.

     On January 18, 2002, Messrs. Litwack and Dynes met with the Chief Executive Officer and Chief Financial Officer of the software company that met with the Company in October 2001 to discuss the possibility of an acquisition of the Company.

     On January 18, 2002, Mr. Litwack spoke individually with Board members to update them about the discussions with Novell and the other potential acquiror.

     On January 29, 2002, Mr. Dynes had a conference call with Mr. Klasson and Bill Smith, Vice President, Mergers & Acquisitions, of Novell to discuss an agenda for a follow-up meeting.

     On January 29, 2002, the Company formally engaged Morgan Stanley. The Company authorized Morgan Stanley to contact approximately 12 potential purchasers that had been identified by Morgan Stanley and considered and approved by the Company.

     On January 30, 2002, the Company and Novell executed the Mutual Non-Disclosure Agreement.

     On January 30, 2002, Messrs. Litwack and Dynes met with Jack Messman, the Chairman, Chief Executive Officer and President of Novell, and Messrs. Linsalata, Smith and Klasson. A presentation was made by Novell on its current business strategy, organizational structure, financial plans and view of the web services market. At this meeting, the Company provided similar information concerning the Company to Novell.

     On February 4, 2002, Mr. Dynes had a conference call with representatives from an investment bank representing another third party who had expressed preliminary interest in exploring a business relationship with the Company.

     On February 4, 2002, Morgan Stanley, on behalf of the Company, began contacting potential acquirors.

     On February 5, 14 and 25, 2002, representatives of the Company and Morgan Stanley met with representatives of Novell to provide information concerning the Company and to discuss a potential acquisition of the Company.

     Between January 30, 2002 and February 25, 2002, Mr. Litwack had numerous conversations with individual Board members concerning a possible transaction with Novell.

     On February 28, 2002, the Board held a regularly scheduled meeting. At the meeting, representatives of Morgan Stanley provided the Board with a summary of their direct contacts with potential purchasers. Messrs. Litwack and Dynes discussed with the Board the possibility of receiving a written indication of interest from Novell.

     On March 18, 2002, representatives from the Company and Morgan Stanley met with representatives of the third party that was the subject of the February 4, 2002 call to explore possible business relationships. The meeting ended with no plans to meet again.

     On March 20, 2002, Morgan Stanley received from Novell and forwarded to the Company a term sheet that outlined preliminary draft terms for the acquisition of the Company by Novell, subject to the satisfactory completion of due diligence by Novell and negotiation and execution of definitive documentation.

     On March 25, 2002, the Board held a regularly scheduled meeting. At the meeting, Morgan Stanley provided the Board with a summary of contacts made regarding possible business combinations for the Company. Five companies were identified as being interested, while nine other companies had been contacted and indicated that they were not interested. An additional two companies had not yet been contacted. After the report from Morgan Stanley, the Board discussed the expression of interest from Novell received on March 20, 2002. Representatives of the Company's outside counsel, Hale and Dorr LLP, discussed the fiduciary duties of the Board in connection with a potential sale of the Company. The Board authorized continued negotiations with Novell on behalf of the Company to increase Novell's proposed acquisition price, to continue discussions with the five interested companies and to contact the two additional companies.

     On March 28, 2002, Morgan Stanley had a conference call with Mr. Smith of Novell to discuss valuation issues.

     Beginning on March 28, 2002, representatives of the Company and another software company, together with their respective financial advisors, held several teleconferences to discuss the Company's business.

     On April 1, 2002, Mr. Dynes had a conference call with representatives of another company and its financial advisor to explore possible business relationships.

     On April 1, 2002, a representative of the software company that met with the Company in October 2001 and on January 18, 2002 called Mr. Litwack to inform him that the company was not in a position to continue acquisition discussions.

     In early April 2002, representatives of the Company, Morgan Stanley and Novell participated in various calls and meetings to discuss valuation and acquisition terms.

     On April 16, 2002, Mr. Smith and Mr. Linsalata of Novell had a conversation with Mr. Litwack and indicated that Novell might be willing to increase the proposed acquisition price that Novell had discussed with the Company. The proposed acquisition price was subject to change in response to fluctuations in the trading price of the Company's common stock as a result of the announcement of the Company's first quarter financial results, the satisfactory completion of Novell's due diligence investigation and the negotiation of a merger agreement and other documents.

     On April 22, 2002, the Board held a regularly scheduled meeting. Among the items discussed was the interest of Novell in potentially acquiring the Company and the status of Morgan Stanley's continuing discussions with other potential buyers. Morgan Stanley reported that all of the identified companies had been contacted and all but one indicated that they were not interested in acquiring the Company. At this

Board meeting, Morgan Stanley also discussed issues regarding valuation. During this meeting, the Board agreed that Company management should engage Novell in further negotiations. The Board also instructed Company management and Morgan Stanley to continue discussions with the one other party that had expressed a preliminary interest in acquiring the Company.

     Between April 25, 2002 and May 22, 2002, representatives of the Company and Novell, together with their respective advisors, held numerous meetings and teleconferences to discuss and review the Company's business, Novell's due diligence investigation, the terms of the proposed Merger Agreement and various other legal, regulatory and financial issues.

     On May 2, 2002, Mr. Dynes participated in a conference call with the other active potential acquiror, which was discussed at the April 22, 2002 Board meeting, to provide due diligence information.

     On May 10, 2002, Morgan, Lewis & Bockius LLP, Novell's legal advisor, provided the Company and the Company's legal advisors with an initial draft of the Merger Agreement.

     On May 22, 2002, the Board held a special meeting by teleconference to discuss the status of negotiations with Novell. The Board agreed that Company management should continue discussions with Novell.

     On May 23, 2002, Mr. Litwack met with Messrs. Messman and Linsalata of Novell. At this meeting, Mr. Messman informed Mr. Litwack that Novell was prepared to move forward with discussions regarding the proposed acquisition. Later that day, representatives of the Company and Morgan Stanley participated in several telephone calls with representatives of Novell and its financial advisor to discuss the proposed purchase price. At this time, the parties were unable to agree on a proposed price, and negotiations and discussions between the parties ceased.

     On May 23, 2002 and May 24, 2002, Mr. Litwack spoke individually with each Board member to inform them of the May 23 meeting and calls and the cessation of discussions with Novell.

     On May 30, 2002, Mr. Litwack received a voice mail message from Christopher Stone, Vice Chairman, Office of the CEO, of Novell that resulted in the May 31, 2002 meeting at which the two companies reinstituted discussions.

     On May 30, 2002, the financial advisor representing the other potential acquiror that was discussed at the April 22, 2002 Board meeting called Morgan Stanley to inform them that such company would not be proceeding with discussions concerning an acquisition of the Company.

     On May 31, 2002, Mr. Litwack and Mr. Stone of Novell met to reinstitute acquisition discussions. The parties discussed a range of valuations, subject to the satisfactory completion of due diligence, the satisfaction of certain other conditions and negotiation of the Merger Agreement and other documents.

     Later that day, the Board held a special meeting to discuss the status of the proposed transaction.

     From May 31, 2002 to June 3, 2002, representatives of the Company and its financial advisors engaged in several telephonic discussions with representatives of Novell and its financial advisor. As a result of these discussions, Novell indicated that it was prepared to offer $9.00 per share, subject to its completion of additional due diligence and the negotiation of definitive agreements.

     From June 4, 2002 to June 9, 2002, representatives of the Company and representatives of Novell, together with their respective legal and financial advisors, continued to negotiate the terms of the proposed Merger Agreement, continued to conduct due diligence with respect to the Company and negotiated the terms of the proposed Stockholder's Agreements.

     On June 7, 2002, the Board held a special meeting by teleconference to discuss the status of negotiations with Novell and to give additional guidance to management concerning the negotiation of certain significant issues in the Merger Agreement. At this meeting, representatives of Morgan Stanley reviewed the financial analyses performed in connection with its proposed fairness opinion.

     On June 9, 2002, at a special meeting of the Board held by teleconference during which all of the directors of the Company were present throughout, the Board reviewed the terms of the Merger Agreement and the Stockholder's Agreements. Morgan Stanley presented its oral opinion, subsequently confirmed in writing, that, as of the date of its opinion and based on the matters considered and subject to the assumptions, conditions and qualifications set forth in the written opinion, the cash consideration to be received by holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. Representatives of Hale and Dorr LLP described provisions of the Merger Agreement and the Stockholder's Agreements and reviewed the Board's responsibilities in connection with the proposed transaction. The Board, after considering the terms of the definitive agreements and the various presentations, by unanimous vote of all directors:

     - determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's stockholders;

     - approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger, and Novell's acquisition of Shares pursuant to the Stockholder's Agreements, in accordance with the DGCL;

     - recommended to the Company's stockholders that they accept the Offer, tender their Shares in the Offer and adopt the Merger Agreement; and

     - took all actions necessary to render the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Merger Agreement and the Stockholder's Agreements and the transactions contemplated by the Merger Agreement and the Stockholder's Agreements.

The Board then authorized Company management to execute the Merger Agreement.

     As an inducement for Novell and Purchaser entering into the Merger Agreement, on June 9, 2002, Novell and Purchaser entered into Stockholder's Agreements with the Company's directors, certain entities affiliated with such directors and certain executive officers of the Company. The Company, Novell and Purchaser then entered into the Merger Agreement.

     On June 10, 2002, Novell and the Company issued a joint press release announcing the Merger Agreement and the Offer.

     On June 18, 2002, Purchaser and Novell commenced the Offer.

  FACTORS CONSIDERED BY THE BOARD

     In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Shares tender their Shares pursuant to the Offer and adopt the Merger Agreement, the Board considered a number of factors in favor of the Merger Agreement, including:

     - the historical market prices and recent trading activity and trading range of the Shares, including the fact that the Offer Price represented
       (i) a premium of approximately 75% over the $5.14 closing price of the Shares on the Nasdaq National Market on June 7, 2002, the last full trading day prior to the meeting of the Board to approve the Merger Agreement, and (ii) a premium of approximately 67% over the $5.40 average closing price of the Shares for the preceding twelve months;

     - the minimum length of time that the Company forecasted would be required for the Company to attain profitability;

     - the financial condition, results of operations and cash flows of the Company, the historical results of the Company compared with its plan, including the fact that the Company's revenues and earnings during three of the last four quarters failed to meet the objectives contained in the Company's business plan, and the risks associated with achieving and executing such plan;

     - the uncertainty of whether the Company would succeed in its recent strategic focus of web services products and lessened focus on its services business;

     - the Company's dependence on a relatively small number of large orders and attendant difficulty in predicting quarterly operating results;

     - the uncertainty concerning future technology spending by the Company's actual and potential customers, market acceptance of web services and the results of the Company's recent efforts to reduce operating expenses;

     - the need for the Company to increase licensing revenues significantly without increasing expenses in order to meet its business plan;

     - increasing competition in the Company's industry, particularly from companies with greater financial resources and recognition;

     - the fact that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares;

     - the fact that the cash Offer provides stockholders of the Company with liquidity to dispose of their Shares, which may not be available in the public market due to the low level of trading volume of the Shares;

     - the process undertaken to solicit third party indications of interest in the acquisition of all or a part of the Company and the fact that no other party presented the Company with a viable acquisition proposal;

     - presentations by, and discussions with, senior management of the Company and representatives of the Company's financial and legal advisors regarding the Offer and the Merger;

     - the fairness opinion of Morgan Stanley rendered orally at the meeting of the Board held on June 9, 2002 and subsequently confirmed in writing, as well as the presentations made in connection with such opinion. The full text of the written opinion of Morgan Stanley, dated as of June 9, 2002, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached to this Schedule 14D-9 as Annex B and is filed as Exhibit (e)(6) hereto and is incorporated herein by reference. The opinion was not intended to be and does not constitute a recommendation to any holder of Shares whether or not to tender such holder's Shares in the Offer or, if required, how to vote, or whether or not to take any action with respect to the Offer and the Merger. Holders of Shares are urged to read such opinion carefully in its entirety;

     - the fact that the terms of the Merger Agreement were determined through arm's-length negotiations between the Company and its legal advisors, on the one hand, and Novell and its legal advisors, on the other;

     - the provisions of the Merger Agreement, including the respective representations, warranties and covenants applicable to the parties;

     - the ability, due to the "fiduciary out" provisions of the Merger Agreement, for another qualified person to make a superior offer and the ability of the Board, in certain circumstances, to respond to such an offer and, in certain circumstances, to terminate the Merger Agreement;

     - the current regional, national and international economic climate;

     - the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement due to (i) the fact that the Offer and the Merger are not subject to any material consents and approvals, other than the filing required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) the fact that Purchaser's obligations under the Offer are not subject to any financing condition, (iii) the representations of Novell in the Merger Agreement that it has available sufficient funds to consummate the Offer and the Merger, and (iv) the amount of cash and cash equivalents of Novell as reported in its most recent filing with the SEC; and

     - the ability of the Company's stockholders who object to the Merger to obtain "fair value" for their Shares if they exercise and perfect their appraisal rights under Delaware law.

     The Board also considered certain negative factors, including the following:

     - the possibility that the Merger may not be completed and the effect of public announcement of the Offer and the Merger on the Company's sales and operating results and its ability to attract and retain key technical, marketing and management personnel;

     - the loss of the opportunity of the Company to participate in the potential growth of the web services market and in any future growth and profits of the Company;

     - the fact that, because the stockholders of the Company will not receive stock of Novell in the transaction, the Company's stockholders will not participate in the expected synergies between the Company and Novell;

     - the fact that the termination fee and expense reimbursement required by the terms of the Merger Agreement to be paid by the Company in certain circumstances would make it more costly for another potential purchaser to acquire the Company; and

     - the possibility that, although the Offer provides the Company's stockholders the opportunity to realize a premium over the price at which the common stock traded prior to public announcement of the Offer and the Merger, the price of the common stock might have increased in the future to a price greater than that being offered in the Merger.

     The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board. In evaluating the Offer and the Merger, the members of the Board considered their knowledge of the business, financial condition and prospects of the Company, and the views of the Company's management and financial and legal advisors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

INTENT TO TENDER

     As described above in Item 3, Novell and Purchaser have entered into the Stockholder's Agreements with the Support Stockholders, pursuant to which such stockholders have agreed to accept the Offer and tender all Shares held by them. The summary of the Stockholder's Agreements contained in the section of the Offer to Purchase titled "The Offer -- The Merger Agreement; Other
Arrangements -- The Stockholder's Agreements" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the Stockholder's Agreements contained in the Offer to Purchase, which describes the material terms of such agreements, is qualified by reference to the form of Stockholder's Agreement, which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

     To the Company's knowledge after reasonable inquiry, all of the Company's executive officers, directors and affiliates (including those who are party to a Stockholder's Agreement) currently intend to tender all Shares held of record or beneficially owned by them pursuant to the Offer.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Company retained Morgan Stanley as its financial advisor in connection with the potential sale of the Company, which included the provision of a fairness opinion. Pursuant to the terms of an engagement letter dated January 29, 2002, the Company agreed to pay Morgan Stanley a fee of $3,000,000 for its engagement when control of 50% or more of the Company's common stock changes hands as a result of the Offer. The Company also agreed to reimburse Morgan Stanley for reasonable expenses related to its engagement, including fees of its legal counsel and other professional advisors. The Company further agreed to indemnify

Morgan Stanley and its affiliates, directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including liabilities under the federal securities laws, related to or arising out of its engagement.

     Morgan Stanley is an internationally recognized investment banking firm and was retained based on its experience as a financial advisor in connection with mergers and acquisitions and in securities valuations generally. As part of its investment banking business, Morgan Stanley is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes.

     Morgan Stanley is a full service securities firm engaged in securities trading, asset management and brokerage activities, as well as providing investment banking, financing and financial advisory services. In the ordinary course of its trading, asset management, brokerage and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of the Company, Novell, or their respective affiliates.

     Except as described above, neither the Company nor any other person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the Company's stockholders on its behalf concerning the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in Shares have been effected during the past 60 days (i) by the Company or any subsidiary of the Company, except for the issuance by the Company of 105,541 Shares to Frederick Holahan and 105,541 Shares to Christopher Keller on April 26, 2002, in each case, pursuant to the terms of the Agreement and Plan of Merger dated as of December 13, 1999 among the Company, SilverStream Acquisition Corp. and GemLogic, Inc. or, (ii) to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

     - a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person;

     - an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     - a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or

     - any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to one or more of the matters described above.

ITEM 8.  ADDITIONAL INFORMATION.

SECTION 14(f) INFORMATION STATEMENT

     The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Novell, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders. The summary description of the possible designation by Novell of certain persons to be appointed to the Board contained in the section of the Offer to Purchase titled "The Offer -- The Merger Agreement; Other Arrangements -- The Merger Agreement --

The Merger" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary description of the possible designation by Novell of certain persons to be appointed to the Board contained in the Offer to Purchase, which describes the material terms of such possible designation, is qualified by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

ANTI-TAKEOVER STATUTE

     As the Company is a Delaware corporation, the provisions of Section 203 of the DGCL by their terms apply to the Merger Agreement and the Stockholder's Agreements, as well as certain of the transactions contemplated thereby, including the Offer and the Merger. The description of these provisions and their applicability to the Merger Agreement and the Stockholder's Agreements contained in the section of the Offer to Purchase titled "The Offer -- Certain Legal Matters; Regulatory Approvals -- State Takeover Laws" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). At its meeting held on June 9, 2002, the Board approved the Merger Agreement, the Stockholder's Agreements and the transactions contemplated thereby, which approval rendered Section 203 of the DGCL inapplicable to the Merger Agreement, the Stockholder's Agreements and the transactions contemplated thereby, including the Offer and the Merger.

APPRAISAL RIGHTS

     Appraisal rights are not available in the Offer, but, subject to satisfaction of the requirements of the applicable provisions of Delaware law, will be available in the Merger. The description of the appraisal rights applicable to the Merger contained in the section of the Offer to Purchase titled "The Offer -- Purpose and Structure of the Offer; Plans for the Company; Appraisal Rights -- Appraisal Rights" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1).

MERGER PROVISIONS

     Under Delaware law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of the Company's common stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding shares of the Company's common stock pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware law, a significantly longer period of time will be required to effect the Merger.

REGULATORY APPROVALS

     Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares in the Offer may be consummated after the expiration or termination of the applicable waiting period following the filing by Purchaser of a Notification and Report Form with respect to the Offer, unless Purchaser receives a request for additional information or documentary material from the Antitrust Division of the United States Department of Justice or the Federal Trade Commission. The description of this regulatory approval process contained in the section of the Offer to Purchase titled "The Offer -- Certain Legal Matters; Regulatory Approvals -- Antitrust" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this
Schedule 14D-9 and is filed herewith as Exhibit (a)(1).

ITEM 9.  EXHIBITS.

 EXHIBIT
   NO.                              DESCRIPTION
 -------                            -----------
  (a)(1)    Offer to Purchase dated June 18, 2002 (incorporated by
            reference to Exhibit (a)(1)(A) to Purchaser's Tender Offer
            Statement on Schedule TO, filed by Purchaser with respect to the Company on June 18, 2002 (the "Schedule TO")).
  (a)(2)    Form of Letter of Transmittal (incorporated by reference to
            Exhibit (a)(1)(B) to the Schedule TO).
  (a)(3)    Summary Advertisement published June 18, 2002 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).
  (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees (incorporated by reference to
            Exhibit (a)(1)(D) to the Schedule TO).
  (a)(5)    Letter to Clients for Use by Brokers, Dealers, Commercial
            Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
  (a)(6)    Joint Press Release, dated June 10, 2002, regarding the
            proposed transaction between the Company, Purchaser and
            Novell (incorporated by reference to the Joint Press Release filed under the cover of Schedule 14D-9 by the Company on
            June 10, 2002).
**(a)(7)    Letter to Stockholders of the Company dated June 18, 2002.*
  (e)(1)    Agreement and Plan of Merger, dated as of June 9, 2002, by and among the Company, Purchaser and Novell (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the
            Company with the SEC on June 10, 2002.)
  (e)(2)    Mutual Non-Disclosure Agreement dated as of January 30, 2002 by and between Novell and the Company (incorporated by
            reference to Exhibit (d)(1) to the Schedule TO).
  (e)(3)    Form of Stockholder's Agreement dated as of June 9, 2002, by and among Novell, Purchaser, and each of Paul Severino,
            Richard D'Amore, Timothy Barrows, David Skok, Craig Dynes,
            David Litwack, The Litwack Irrevocable Trust, Matrix IV
            Entrepreneurs Fund, L.P., Matrix Partners IV, L.P., Kim
            Sheffield and Steven Benfield (incorporated by reference to
            Exhibit (d)(3) to the Schedule TO).
  (e)(4)    Form of Acceleration Letter between the Company and each of
            Roger Durn, Craig Dynes, Michel Goossens, John Judge, David
            Litwack, Richard Wayne Parslow and Kim Sheffield
            (incorporated by reference to Exhibit 10.7 to the Quarterly
            Report on Form 10-Q filed by the Company with the SEC on May
            14, 2002).
  (e)(5)    Form of Officer Option Agreement between the Company and
            each of Steven Benfield, Roger Durn, Craig Dynes, Michel
            Goossens, John Judge, David Litwack and Kim Sheffield
            (incorporated by reference to Exhibit 10.8 to the Quarterly
            Report on Form 10-Q filed by the Company with the SEC on May
            14, 2002).
**(e)(6)    Opinion of Morgan Stanley, dated June 9, 2002 (included as
            Annex B hereto).*
**(e)(7)    Promissory Note issued to the Company by Michel Goossens
            dated September 22, 2000.
  (e)(8)    Offer Letter dated as of June 5, 2002, by and between
            Novell, Inc. and David Litwack (incorporated by reference to
            Exhibit (d)(4) to the Schedule TO).
  (e)(9)    Offer Letter dated as of June 5, 2002, by and between
            Novell, Inc. and Roger Durn (incorporated by reference to
            Exhibit (d)(6) to the Schedule TO).
  (e)(10)   Offer Letter dated as of June 14, 2002, by and between
            Novell, Inc. and Michel Goossens (incorporated by reference to Exhibit (d)(7) to the Schedule TO).
  (e)(11)   Offer Letter dated as of June 5, 2002, by and between
            Novell, Inc. and John Judge (incorporated by reference to
            Exhibit (d)(8) to the Schedule TO).
  (e)(12)   Offer Letter dated as of June 5, 2002, by and between
            Novell, Inc. and Richard Wayne Parslow (incorporated by
            reference to Exhibit (d)(9) to the Schedule TO).

 EXHIBIT
   NO.                              DESCRIPTION
 -------                            -----------
  (e)(13)   Offer Letter dated as of June 5, 2002, by and between
            Novell, Inc. and Kim Sheffield (incorporated by reference to
            Exhibit (d)(10) to the Schedule TO).
  (e)(14)   Offer Letter dated as of June 17, 2002, by and between
            Novell, Inc. and Craig Dynes (incorporated by reference to
            Exhibit(d)(11) to the Schedule TO).
  (e)(15)   Offer Letter dated as of June 17, 2002, by and between
            Novell, Inc. and Steven Benfield (incorporated by reference to Exhibit(d)(5) to the Schedule TO).
**(e)(16)   Offer Letter dated as of December 6, 2000, by and between
            the Company and Steven Benfield.

---------------

 * Included in the copy of the Schedule 14D-9 mailed to the Company's stockholders.

** Filed herewith.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By:  /s/ David A. Litwack
                                             -----------------------------------
                                             Name: David A. Litwack
                                             Title: President and Chief
                                               Executive Officer

Dated: June 18, 2002

                                                                         ANNEX A

                          SILVERSTREAM SOFTWARE, INC.
                               TWO FEDERAL STREET
                              BILLERICA, MA 01821

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14f-1 THEREUNDER
                             ---------------------

     This Information Statement is being mailed on or about June 18, 2002 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of SilverStream Software, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Novell, Inc., a Delaware corporation ("Novell"), to at least a majority of seats on the Board of Directors of the Company (the "Board").

     On June 9, 2002, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Novell and Delaware Planet Inc., a Delaware corporation and a wholly owned subsidiary of Novell ("Purchaser"), pursuant to which Purchaser is commencing a tender offer to purchase all outstanding shares of common stock, par value $0.001 per share, of the Company (the "Common Stock"), at a price per share of $9.00, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in Purchaser's Offer to Purchase, dated June 18, 2002, and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits to both the Schedule 14D-9 and the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser and Novell with the Securities and Exchange Commission on June 18, 2002. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Delaware law, Purchaser will be merged with and into the Company (the "Merger"). Upon consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Novell. At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Common Stock (other than shares of Common Stock that are owned by Novell, Purchaser, any of their respective wholly owned subsidiaries, the Company, and shares held by stockholders of the Company who do not tender their shares of Common Stock in the Offer and who have properly demanded and perfected appraisal rights under
Section 262 of Delaware law) will be converted into the right to receive the Offer Price (or any higher price per Share paid in the Offer), without interest thereon.

     The Offer, the Merger, and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex A. The Schedule 14D-9 was filed by the Company with the Securities and Exchange Commission on June 18, 2002 and is being mailed to stockholders of the Company along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to Novell, Purchaser or the Novell Designees (as defined herein) has been provided by Novell. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on June 18, 2002. The Offer is scheduled to expire at 9:00 a.m., New York City time, on July 17, 2002, unless extended by Purchaser in accordance with the terms of the Merger Agreement.

                                    GENERAL

     The Common Stock is the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock is entitled to one vote. As of June 9, 2002, there were 22,708,605 shares of Common Stock outstanding. See "Security Ownership of Certain Beneficial Owners and Management--Security Ownership" below.

             RIGHT TO DESIGNATE DIRECTORS AND THE NOVELL DESIGNEES

THE BOARD OF DIRECTORS OF THE COMPANY

     Pursuant to the Merger Agreement, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, effective upon Purchaser's acceptance for payment of, and payment for, shares of Common Stock pursuant to the Offer, Novell shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Novell or Purchaser bears to the total number of shares of Common Stock then outstanding ("Novell Designees"). At such time, the Company is obligated to take all actions necessary to cause the Novell Designees to be elected to the Board, including increasing the number of directors and seeking and accepting the resignation of one or more existing directors. The Company has also agreed to use its reasonable best efforts to cause the Board's committees, the board of directors of each of the Company's subsidiaries and each committee of each such board to include Novell Designees constituting the same percentage of each such board or committee as the Novell Designees are of the Board. However, even if the Novell Designees are elected to the Board, until the Effective Time, the Company, Novell and Purchaser have agreed that the Board shall include at least one Continuing Director (as defined below), and the Company has agreed to use its reasonable best efforts to ensure that the Board includes two Continuing Directors. Continuing Directors are directors of the Company who are neither designated by Novell nor employed by the Company. See Item 3 in the Schedule 14D-9.

NAME, AGE, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY

     Novell has informed the Company that it will select the Novell Designees from the individuals named in the table below and that each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Novell Designees is currently a director of, or holds any position with, the Company. Novell has advised the Company that, except as set forth below and in the Offer to Purchase, none of the Novell Designees or any of their associates beneficially owns any equity securities or rights to acquire securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). The name, age, present principal occupation or employment and five-year employment history of each of the potential Novell Designees are set forth below. The current business address for each individual listed below is c/o Novell, Inc., 1800 South Novell Place, Provo, Utah 84606, Telephone: (800) 453-1267. Each such person is a citizen of the United States.

     Jack L. Messman, age 62, became President and Chief Executive Officer of Novell in July 2001 in connection with Novell's acquisition of Cambridge Technology Partners (Massachusetts), Inc. ("Cambridge"), and was appointed Chairman of the Board of Directors in November 2001. He has been a director of Novell since 1985. From August 1999 to July 2001, Mr. Messman was President and Chief Executive Officer of Cambridge. Mr. Messman was the Chief Executive Officer of Union Pacific Resources Group Inc., an energy company, from 1991 to August 1999 and its Chairman from 1996 to August 1999. Mr. Messman is also a director of Metallurg Inc., Safeguard Scientifics, Inc., RadioShack Corporation, and USDATA Corporation.

     Christopher Stone, age 45, was named to Novell's newly created position of Vice Chairman, Office of the CEO, effective March 1, 2002. In January 2000, Mr. Stone founded Tilion, Inc., a software company providing event management solutions for logistics and supply chain managers, and had served as its President and Chief Executive Officer until March 2002. Prior to founding Tilion, Mr. Stone served as Novell's Senior Vice President of Strategy from September 1997 to October 1999. Prior to joining Novell, Mr. Stone founded and served as the Chief Executive Officer of Object Management Group, a software development standardization group.

     Ronald Foster, age 51, has served as Senior Vice President and Chief Financial Officer of Novell since July 2001. Mr. Foster joined Novell as Vice President and Corporate Controller in November 1998. Prior to joining Novell, Mr. Foster served as Vice President of Finance, Operations Controller with Applied Materials, Inc., a manufacturer of semiconductor fabrication equipment, from March 1996 to October 1998.

     Alan Friedman, age 55, became Senior Vice President, People of Novell in July 2001 in connection with the Cambridge acquisition. Mr. Friedman served as Cambridge's Senior Vice President of Human Resources, Enterprises Learning and Knowledge Management from January 2000 to July 2001, and had joined Cambridge in December 1999 as Vice President of Learning and Knowledge Management. Prior to joining Cambridge, Mr. Friedman was Senior Vice President of Human Resources for Arthur D. Little, Inc., a consulting firm, from June 1993 to December 1999.

     Joseph A. LaSala, Jr., age 47, became Senior Vice President, General Counsel and Secretary of Novell in July 2001 in connection with the Cambridge acquisition. From March 2000 to July 2001, Mr. LaSala served as Senior Vice President, General Counsel and Secretary of Cambridge. Prior to joining Cambridge, Mr. LaSala served as Vice President, General Counsel and Secretary of Union Pacific Resources Group Inc. from January 1996 to March 2000.

     Carl Ledbetter, Ph.D., age 53, has served as Senior Vice President, Engineering and Research and Development of Novell since May 2000. Dr. Ledbetter joined Novell in October 1999 as Senior Vice President, Business and Corporate Development. From January 1996 to October 1999, Dr. Ledbetter served as Chairman of the Board of Directors and Chief Executive Officer of Hybrid Networks, Inc., a manufacturer and supplier of broadband access products for wireless systems. From April 1993 to January 1996, Dr. Ledbetter served as president of the consumer products division of AT&T, and from October 1991 to April 1993, Dr. Ledbetter served as the head of the PC networking division of Sun Microsystems, a computer manufacturer. In July 2000, Dr. Ledbetter entered into a settlement agreement in the form of a consent decree with the SEC in connection with the SEC's investigation of Hybrid Networks, Inc. of which Dr. Ledbetter served as Chairman, President and Chief Executive Officer, generally concerning alleged violations of the federal securities laws. Without admitting or denying any violations of the federal securities laws, Dr. Ledbetter agreed to pay a civil fine and entered into a permanent injunction prohibiting him from knowingly circumventing or failing to implement a system of internal accounting controls and from engaging in violations of certain specified reporting provisions and accounting control provisions of the federal securities laws.

     Ralph Linsalata, age 64, joined Novell as Senior Vice President, Venture Investments in July 2001 in connection with the Cambridge acquisition. Prior to that, Mr. Linsalata joined Cambridge in December 1999 and served as Executive Vice President, NEWCO Investments. Before joining Cambridge, Mr. Linsalata served as a senior vice president of Hill Holliday Advertising, Inc., an advertising agency, holding positions as a Strategic Consultant and Managing Director of that company's interactive group since March 1997. From 1994 to 1997, Mr. Linsalata served as Chief Executive Officer of Weston Corporate Development, Inc.

     Gary Schuster, age 60, became Senior Vice President, Communications of Novell in July 2001 in connection with the Cambridge acquisition. From August 2000 to July 2001, Mr. Schuster was Senior Vice President, Communications for Cambridge. Prior to joining Cambridge, Mr. Schuster served as Vice President for Corporate Relations at Union Pacific Corporation, a transportation company, from October 1987 to August 2000.

                   CURRENT BOARD OF DIRECTORS OF THE COMPANY

     The Board consists of five persons and is divided into three classes serving staggered terms of three years. Currently there are two directors in Class I (whose terms are scheduled to expire at the annual meeting of stockholders in 2003), two directors in Class II (whose terms are scheduled to expire at the annual meeting of stockholders in 2004) and one director in Class III (whose term is scheduled to expire at the annual meeting of stockholders in 2005).

     For each current member of the Board there follows information concerning his principal occupation and business experience for at least the past five years, the names of other public reporting companies for which he serves as a director and his age and length of service as a director of the Company. There are no family relationships among any of the directors and the executive officers of the Company.

CLASS I DIRECTORS

     David R. Skok, age 46, founded the Company and has served as its Chairman of the Board of Directors since inception and its President and Chief Executive Officer from July 1996 to August 1997. He also served as Treasurer of the Company from July 1996 to June 1999. Mr. Skok has been a general partner of Matrix Partners, a venture capital firm, since May 2001. Before founding the Company, Mr. Skok founded Watermark Software, a document management and imaging company, and served as its President and Chief Executive Officer from January 1993 until June 1996.

     Timothy Barrows, age 45, has served as a director of the Company since July 1996. Mr. Barrows has been a general partner of Matrix Partners, a venture capital firm, since August 1984. Mr. Barrows is also a director of Sycamore Networks, Inc.

CLASS II DIRECTORS

     David A. Litwack, age 55, has served as the Company's President and Chief Executive Officer since August 1997 and as a member of its Board of Directors since November 1996. Before joining the Company, Mr. Litwack served as Executive Vice President of Sybase Inc., an enterprise software company, from February 1995 to May 1997 and as President of Powersoft Corporation, a client server development tools company, from June 1991 to its acquisition by Sybase in February 1995. Mr. Litwack is also a director of e-Room Technology, Inc. and Trellix Corp.

     Richard A. D'Amore, age 48, has served as a director of the Company since July 1996. Mr. D'Amore has been a general partner of North Bridge Venture Partners, a venture capital firm, since 1994. He is also a director of Solectron Corporation and Veeco Instruments Inc.

CLASS III DIRECTOR

     Paul J. Severino, age 55, has served as a director of the Company since May 1999. Mr. Severino has served as the Chairman of NetCentric Corporation, a provider of Internet protocol telephony applications, since August 1997, and Chief Executive Officer from February 1998 to April 1999. Prior to that, he served as NetCentric's Acting Chief Executive Officer from August 1997 to February 1998. Mr. Severino is a founder of Wellfleet Communications, Inc., a supplier of internetworking communication products, where he served as President and Chief Executive Officer from October 1986 to October 1994. From October 1994 to October 1996, he served as Chairman of BayNetworks after its formation from the merger of Wellfleet and SynOptics Communications, Inc. Mr. Severino is also a director of Media 100, Inc., MCK Communications, Inc. and Sonus Networks, Inc.

DIRECTOR COMPENSATION

     The Company reimburses directors for reasonable out-of-pocket expenses incurred in attending meetings of the Board. The Company may, in its discretion, grant stock options and other equity awards to its directors from time to time pursuant to its Amended and Restated 1997 Stock Incentive Plan. The Company made no grants of options to any members of its Board in 2001 other than to David Litwack in his capacity as the

Company's President and Chief Executive Officer, the details of which are set forth in the Option Grant Table below.

BOARD OF DIRECTORS AND COMMITTEE MEETINGS

     The Board held nine meetings during the fiscal year ended December 31, 2001. Each director attended at least 75% of the aggregate number of such meetings and meetings held by the committees on which he served.

     The Board has an Audit Committee and a Compensation Committee.

     The Audit Committee consists of three outside directors, Messrs. Barrows, D'Amore and Severino, and acts under a written charter first adopted and approved in June 2000. The members of the Audit Committee are independent directors, as defined by the Audit Committee's charter and the standards of the National Association of Securities Dealers. The Audit Committee reviews the professional services provided by the Company's independent auditors, the independence of such auditors from the Company's management and the Company's annual financial statements and system of internal accounting controls. The Audit Committee also reviews such other matters with respect to the Company's accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention. The Audit Committee held five meetings in the last fiscal year.

     The Compensation Committee consists of three outside directors, Messrs. Barrows, D'Amore and Severino. The Compensation Committee reviews executive salaries, administers the Company's bonus, incentive compensation and stock plans, and approves the salaries and other benefits of the Company's executive officers. In addition, the Compensation Committee consults with management regarding the Company's benefit plans and compensation policies and practices. The Compensation Committee held one formal meeting during the last fiscal year, and informally discussed compensation matters on several other occasions.

     The Board does not have a nominating committee or committee serving a similar function. Nominations are made by and through the full Board.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

SECURITY OWNERSHIP

     The following table sets forth certain information, as of June 9, 2002, with respect to the beneficial ownership of the Company's common stock by: (i) each person known to the Company to own beneficially more than 5% of the outstanding shares of the Company's common stock; (ii) each director and nominee for director; (iii) each executive officer named below in the Summary Compensation Table under the heading "Executive Compensation"; and (iv) all directors and executive officers as a group.

     The number of shares of the Company's common stock beneficially owned is determined under the rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the person has sole or shared voting or investment power and also any shares that the person has the right to acquire within 60 days after June 9, 2002 through the exercise of any stock option or other right. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

                                                      SHARES OF COMMON    APPROXIMATE PERCENT
                                                     STOCK BENEFICIALLY     OF COMMON STOCK
                 NAME AND ADDRESS                         OWNED(1)             OWNED(%)
                 ----------------                    ------------------   -------------------
Novell, Inc.(2)...................................        4,611,413               20.3%
  1800 South Novell Place
  Provo, UT 84606

                                                      SHARES OF COMMON    APPROXIMATE PERCENT
                                                     STOCK BENEFICIALLY     OF COMMON STOCK
                 NAME AND ADDRESS                         OWNED(1)             OWNED(%)
                 ----------------                    ------------------   -------------------
Pequot Capital Management, Inc.(3)................        2,069,000                9.1%
  500 Nyala Farm Road
  Westport, CT 06880
David A. Litwack(4)...............................        2,098,599                9.2%
  c/o SilverStream Software, Inc.
  Two Federal Street
  Billerica, MA 01821
Roger Durn(5).....................................           41,892                  *
Craig A. Dynes(6).................................          118,994                  *
Michel Goossens(7)................................           92,963                  *
John P. Judge(8)..................................           37,500                  *
David R. Skok.....................................        1,084,849                4.8%
Timothy Barrows(9)................................          780,892                3.4%
Richard A. D'Amore(10)............................          169,199                  *
Paul J. Severino..................................           42,182                  *
All directors and executive officers as a group
  (12 persons)(11)................................        4,974,656               21.6%

---------------

  * Represents beneficial ownership of less than one percent of the outstanding shares of the Common Stock.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to shares. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

 (2) On June 9, 2002, the Company entered into the Merger Agreement. Under the terms of the Merger Agreement, Purchaser has commenced a tender offer to purchase all of the outstanding shares of Common Stock at a per share purchase price of $9.00 in cash. The Merger Agreement provides for the tender offer to be followed by a second step merger in which those shares of Common Stock not tendered in the tender offer will be converted into the right to receive the same $9.00 per share in cash. In connection with the Merger Agreement, all of the directors, certain stockholders affiliated with directors and certain executive officers of the Company have entered into Stockholder's Agreements with Novell and Purchaser (collectively, the "Stockholder's Agreements"). Pursuant to the Stockholder's Agreements, the Company affiliates that are parties thereto have, among other things: (1) agreed to tender, to the extent such shares are outstanding, an aggregate of approximately 20% of the outstanding shares of Common Stock in the tender offer; and (2) granted to Novell or Purchaser an irrevocable option to purchase, to the extent such shares are outstanding, up to an aggregate of approximately 20% of the outstanding shares of Common Stock as of June 9, 2002 upon the occurrence of certain events generally relating to acquisition proposals which are competitive with the transactions contemplated by the Merger Agreement. In addition, these affiliates have agreed, pursuant to the Stockholder's Agreements, to vote, to the extent such shares are outstanding, an aggregate of approximately 20% of the outstanding shares of Common Stock as of June 9, 2002 in favor of the merger contemplated by the Merger Agreement and against any competing acquisition proposal for the Company and have granted irrevocable proxies to Purchaser and Novell to vote such shares in such manner. Shares of Common Stock acquired by the Company affiliates that are parties to the Stockholder's Agreements after June 9, 2002, by exercise of stock options or otherwise, will be subject to the terms and provisions of the Stockholder's Agreements.

 (3) Based solely on information set forth in a Schedule 13G, filed with the Securities and Exchange Commission on February 14, 2002.

 (4) Includes 1,010,214 shares held by the Litwack Irrevocable Trust, over which shares Mr. Litwack has shared voting and dispositive power, and 18,750 shares issuable upon the exercise of stock options exercisable within 60 days of June 9, 2002. Mr. Litwack and the Litwack Irrevocable Trust are parties to Stockholder's Agreements. See Note 2 above.

 (5) Includes 32,634 shares issuable upon the exercise of stock options exercisable within 60 days of June 9, 2002, 402 shares held by Mr. Durn's wife and 8,384 shares issuable upon the exercise of stock options exercisable within 60 days of June 9, 2002 held by Mr. Durn's wife.

 (6) Includes 43,563 shares issuable upon the exercise of stock options exercisable within 60 days of June 9, 2002, 490 shares held by Mr. Dynes' wife and 50 shares held by Mr. Dynes' son. Mr. Dynes is a party to a Stockholder's Agreement. See Note 2 above.

 (7) Includes 69,946 shares issuable upon the exercise of stock options exercisable within 60 days of June 9, 2002 and 19,939 shares held by J.E.M. Interactive, of which Mr. Goossens is the principal stockholder and a director and officer.

 (8) Consists of 37,500 shares issuable upon the exercise of stock options exercisable within 60 days of June 9, 2002.

 (9) Includes 718,674 shares held by Matrix Partners IV, L.P., 31,167 shares held by Matrix IV Entrepreneurs Fund, L.P. and 9,375 shares issuable upon the exercise of stock options exercisable by Timothy Barrows within 60 days of June 9, 2002. Matrix IV Management Co., L.P. is the general partner of each of Matrix Partners IV, L.P. and Matrix IV Entrepreneurs Fund, L.P. Mr. Barrows, a director of the Company, is a general partner of Matrix IV Management Co., L.P. Mr. Barrows disclaims beneficial ownership of the shares held by Matrix Partners IV, L.P. and Matrix IV Entrepreneurs Fund, L.P. except to the extent of his pecuniary interests therein arising from his general partnership interest in Matrix IV Management Co., L.P. Matrix Partners IV, L.P., Matrix IV Entrepreneurs Fund, L.P. and Mr. Barrows are parties to Stockholder's Agreements. See Note 2 above.

(10) Includes 5,026 shares held by the Deanna D'Amore Trust, over which Mr. D'Amore has shared voting and dispositive power, and 9,375 shares issuable upon the exercise of stock options exercisable within 60 days of June 9, 2002. Mr. D'Amore and the Deanna D'Amore Trust are parties to Stockholder's Agreements. See Note 2 above.

(11) Includes an aggregate of 333,786 shares of the Company's common stock issuable upon exercise of stock options held by all executive officers and directors as a group which are exercisable within 60 days of June 9, 2002. See also notes 4 through 10. Paul Severino, David Skok, Steven Benfield, Richard Wayne Parslow and Kim Sheffield are parties to Stockholder's Agreements. See Note 2 above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's directors, executive officers and holders of more than 10% of the Common Stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of the Common Stock. Based solely on the Company's review of reports filed by such reporting persons or written representations from certain reporting persons, the Company believes that during the year ended December 31, 2001, all filings required to be made by all officers, directors and holders of more than 10% of the Common Stock were timely made in accordance with the requirements of Section 16(a), except as described below:

     Mr. Barrows failed to timely file a Form 4 to report the sale of 2,927 shares of Common Stock by Matrix IV Entrepreneurs Fund, L.P. on July 30, 2001. This transaction was disclosed on a Form 4 filed on August 20, 2001.

     Mr. Benfield failed to include an option to purchase shares of Common Stock in the Form 3 he filed upon becoming an executive officer in June 2001. This option was reported on his Form 5 for the year ended December 31, 2001.

     Mr. Durn failed to timely file a Form 5 to report an option to purchase 30,000 shares of Common Stock at $6.00 per share granted to him by the Company on June 5, 2001 and an option to purchase 5,000 shares of Common Stock at $6.00 per share granted to his spouse by the Company on June 5, 2001. In addition, the Form 5 filed by Mr. Durn on February 28, 2002 reported certain shares of Common Stock and options with respect thereto held by his spouse that had incorrectly been omitted from the Form 3 Mr. Durn filed upon becoming an executive officer in May 2001.

     Mr. Goossens failed to timely file a Form 5 reporting his receipt of 1,000 shares of Common Stock as a gift on December 31, 2001. The Form 5 was filed on June 14, 2002.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION

     The following table sets forth certain information concerning the compensation of (i) the Company's Chief Executive Officer as of December 31, 2001, and (ii) the Company's other four most highly compensated executive officers who were serving as executive officers of the Company as of December 31, 2001 (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                          ANNUAL COMPENSATION      COMPENSATION
                                 FISCAL   --------------------   AWARDS OF OPTIONS      ALL OTHER
  NAME AND PRINCIPAL POSITION     YEAR    SALARY($)   BONUS($)     (# OF SHARES)     COMPENSATION($)
  ---------------------------    ------   ---------   --------   -----------------   ---------------
David A. Litwack...............   2001     124,167         --          50,000                --
  President and Chief             2000     120,000         --              --                --
  Executive Officer               1999     120,000         --              --                --
Roger Durn.....................   2001     139,782     24,444(1)       30,000            49,922(2)
  Vice President, Asia Pacific    2000     105,000     95,510          17,500            50,000(2)
                                  1999      70,000     32,384           3,040            50,000(2)
Craig A. Dynes.................   2001     190,833     25,000(1)       45,000                --
  Vice President, Chief           2000     170,000         --          45,000                --
     Financial
  Officer, Treasurer and          1999     124,583     55,000          10,000                --
     Secretary
Michel Goossens................   2001     219,429     25,204         100,000                --
  Vice President, Europe,         2000      88,357    191,683          30,000                --
  Middle East and Africa          1999      84,361    137,410           8,040                --
John P. Judge(3)...............   2001     195,000     31,741(1)       30,000                --
  Vice President, North           2000      21,122         --          50,000                --
  American Sales

---------------

(1) Paid in 2001 for bonus earned in 2000.

(2) Annual housing allowance.

(3) Joined the Company in November 2000.

                  OPTION GRANTS, EXERCISES AND YEAR-END VALUES

     The following table sets forth each grant of stock options during the fiscal year ended December 31, 2001 made to each of the Named Executive Officers. No stock appreciation rights were granted during such fiscal year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                  POTENTIAL REALIZABLE
                                                                                 VALUE AT ASSUMED ANNUAL
                         NUMBER OF    PERCENT OF TOTAL                            RATES OF STOCK PRICE
                         SECURITIES       OPTIONS                                APPRECIATION FOR OPTION
                         UNDERLYING       GRANTED        EXERCISE                        TERM(3)
                          OPTIONS       TO EMPLOYEES     PRICE(2)   EXPIRATION   -----------------------
         NAME            GRANTED(#)      IN 2001(1)       ($/SH)       DATE        5%($)        10%($)
         ----            ----------   ----------------   --------   ----------   ----------   ----------
David A. Litwack.......    50,000            1.8%         $6.00       6/5/2011    $188,668     $478,123
Roger Durn.............    30,000            1.1           6.00       6/5/2011     113,201      286,874
Craig A. Dynes.........    45,000            1.6           6.00       6/5/2011     169,802      430,310
Michel Goossens........   100,000            3.6           4.20     10/19/2011     264,136      669,372
John P. Judge..........    30,000            1.1           6.00       6/5/2011     113,201      286,874

---------------

(1) Options granted to Named Executive Officers in 2001 become exercisable as follows: 25% six months after the date of grant and an additional 6.25% at the end of each subsequent three-month period. In addition, upon the consummation of a change in control of the Company, 50% of any then unvested options would immediately vest and the balance of any remaining unvested options would vest over a period of time that is half of the vesting period prior to the change in control.

(2) The exercise price was equal to the fair market value of the Company's common stock on the date of grant.

(3) The potential realizable value is calculated based on the term of the option at its time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent the Company's prediction of stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

     The following table sets forth for each of the Named Executive Officers the number and value of securities underlying unexercised options that are held by the Named Executive Officers as of December 31, 2001. None of the Named Executive Officers exercised any options during 2001.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

                                                         NUMBER OF SECURITIES     VALUE OF UNEXERCISED IN-
                                                        UNDERLYING UNEXERCISED      THE-MONEY OPTIONS AT
                                                        OPTIONS AT DECEMBER 31,     DECEMBER 31, 2001(1)
                        SHARES ACQUIRED      VALUE         2001 EXERCISABLE/            EXERCISABLE/
        NAME            ON EXERCISE(#)    REALIZED($)        UNEXERCISABLE            UNEXERCISABLE($)
        ----            ---------------   -----------   -----------------------   ------------------------
David A. Litwack.....           --              --           12,500/ 37,500           $ 10,125/$30,375
Roger Durn...........           --              --           23,352/ 37,188             34,650/ 27,750
Craig A. Dynes.......           --              --           30,187/ 67,813              9,113/ 27,338
Michel Goossens......           --              --           28,665/126,875             50,006/277,669
John P. Judge........           --              --           20,000/ 60,000              6,075/ 18,225

---------------

(1) On December 31, 2001, the last sale price reported on the Nasdaq National Market for the Company's common stock was $6.81 per share.

                      REPORT OF THE COMPENSATION COMMITTEE

     The Company's executive compensation program is administered by the Compensation Committee. The Compensation Committee, which is comprised of three outside directors, establishes and administers the Company's executive compensation policies and plans and administers certain aspects of certain of its stock option and other equity-related employee compensation plans. The Compensation Committee considers internal and external information in determining certain officers' compensation, including outside survey data.

COMPENSATION PHILOSOPHY

     The Company's compensation policies for its executive officers are based on the belief that the interests of executives should be closely aligned with those of its stockholders. These compensation policies are designed to achieve the following objectives:

     - Offer compensation opportunities that attract highly qualified executives, reward outstanding initiative and achievement, and retain the leadership and skills necessary to build long-term stockholder value.

     - Maintain a significant portion of executives' total compensation at risk, tied to both the Company's annual and long-term financial performance and the creation of stockholder value.

     - Further the Company's short and long-term strategic goals and values by aligning compensation with business objectives and individual performance.

COMPENSATION PROGRAM

     The Company's executive compensation program has three major integrated components -- base salary, annual incentive awards and long term incentives.

     Base Salary. Base salary levels for executive officers are determined annually by reviewing the pay practices of software companies of similar size and market capitalization, the skills, performance level and contribution to the business of individual executives, and the Company's needs. Overall, the Company believes that, generally, base salaries for the Company's executive officers are competitive with median base salary levels for similar positions in comparable software companies.

     Annual Incentive Awards. The Company's executive officers are eligible to receive annual cash bonus awards designed to motivate executives to attain short-term and longer-term corporate and individual management goals. The Compensation Committee establishes the annual incentive opportunity for each executive officer in relation to his or her base salary. Awards under this program are based on the attainment of specific company performance measures and by the achievement of specified individual objectives and the Compensation Committee's subjective determination as to the degree to which each executive officer contributes to the Company's overall success and to the effectiveness of its management team. For 2001, the formula for these bonuses was based on sales growth, the successful execution of strategies related to mergers and acquisitions and other individual objectives, thus establishing a direct link between executive pay and the Company's growth. No cash bonuses were awarded for 2001.

     Long-Term Incentives. The Compensation Committee believes that stock options are an excellent vehicle for compensating officers and employees. The Company provides long-term incentives through its Amended and Restated 1997 Stock Incentive Plan, the purpose of which is to create a direct link between executive compensation and increases in stockholder value. Stock options are granted at fair market value and vest in installments, generally over three and one-half, four or five years. When determining option awards for an executive officer, the Compensation Committee considers the executive's current contribution to the Company's performance, the anticipated contribution to meeting the Company's long-term strategic performance goals, and industry practices and norms. Long-term incentives granted in prior years and existing levels of stock ownership are also considered. Because the receipt of value by an executive officer under a stock option is dependent upon an increase in the price of the common stock, this portion of the executive's compensation is directly aligned with an increase in stockholder value.

PRESIDENT AND CHIEF EXECUTIVE OFFICER

     Mr. Litwack's base salary, annual incentive award and long-term incentive compensation are determined by the Compensation Committee based upon the same factors as those employed by the Compensation Committee for executive officers generally. Mr. Litwack's annual base salary during 2001 was $124,117, which Mr. Litwack considered appropriate in light of his significant equity interest in the Company. Mr. Litwack did not receive any cash bonus in 2001 as a result of the failure to obtain performance goals. Mr. Litwack was awarded an option to purchase 50,000 shares of common stock in light of (i) the salary he received in 2001 and in prior years, each of which was significantly lower than the market rate for other chief executive officers in comparable companies and (ii) the fact that he had never previously been granted any option awards by the Company.

SECTION 162(m) LIMITATION

     Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally disallows a federal income tax deduction to public companies for certain compensation over $1,000,000 paid to the Company's Chief Executive Officer and the four other most highly compensated executive officers. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. In general, the Company structures and administers its stock option plans in a manner intended to comply with the performance-based exception to Section 162(m). The Compensation Committee reserves the right to use its judgment to authorize compensation payments that may be subject to the limit when the Compensation Committee believes such payments are appropriate and in the best interests of the Company and its stockholders, after taking into consideration changing business conditions and the performance of employees. In this regard, the Compensation Committee approved the 2001 Stock Incentive Plan on June 5, 2001, which permits the grant of stock options to employees who are neither officers nor directors of the Company or its subsidiary corporations. The 2001 Stock Incentive Plan was not approved by the Company's stockholders, and therefore, grants made under the plan will not be eligible for the performance-based exception to Section 162(m). Furthermore, while the Amended and Restated 1997 Stock Incentive Plan was structured to comply with Section 162(m), there can be no assurance that compensation attributable to awards granted under such plan will be treated as qualified performance-based compensation under Section 162(m).

     By the Compensation Committee of the Board of Directors of SilverStream Software, Inc.

                                          COMPENSATION COMMITTEE

                                          Richard A. D'Amore
                                          Timothy Barrows
                                          Paul J. Severino

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. D'Amore, Barrows and Severino served as members of the Company's Compensation Committee during the year ended December 31, 2001. Messrs. D'Amore, Barrows and Severino were not at any time during 2001, or formerly, officers or employees of the Company or any of its subsidiaries.

     None of the Company's executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of its board of directors or compensation committee.

                         COMPARATIVE STOCK PERFORMANCE

     The graph set forth below compares the cumulative total stockholder return on the Company's common stock (as measured by dividing (i) the sum of (A) the cumulative amount of dividends for the period indicated, assuming dividend reinvestment and (B) the difference between the Company's share price at the end of the period and on August 17, 1999, the date of the Company's initial public offering, by (ii) the share price at August 17, 1999) for the period from August 17, 1999 through December 31, 2001 with the cumulative return over such period of (i) IBM, Microsoft Corporation, Sun Microsystems, Inc., Oracle Corporation, Vignette Corporation, BEA Systems, Inc., Art Technology Group., Inc. and BroadVision, Inc. (the "Peer Group") and (ii) The Nasdaq Stock Market (U.S.) Index. The graph assumes the investment of $100 in the Company's common stock at the initial public offering price and in each of such indices and the reinvestment of all dividends. The performance shown is not necessarily indicative of future performance.

                                     GRAPH

--------------------------------------------------------------------------------------------------------------------------
                       8/17/99   9/30/99   12/31/99   3/31/00   6/30/00   9/3/00    12/31/00   3/31/01   6/30/01   9/30/01
--------------------------------------------------------------------------------------------------------------------------
 SilverStream          100.00     98.81     377.78    234.52    183.33     95.63      65.48     30.06     22.38     11.81
 Peer Group            100.00    105.83     141.43    147.90    131.13    122.69      83.96     76.65     95.83     67.79
 Nasdaq Market         100.00    100.14     147.91    168.29    144.74    133.57      89.76     67.67     79.31     55.08

--------------------  --------
                      12/31/01
--------------------  --------
 SilverStream           21.62
 Peer Group             87.36
 Nasdaq Market          71.79

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     Executive Promissory Note. A promissory note in the principal amount of $134,983 (the "Promissory Note") issued to the Company on September 22, 2000 by Michel Goossens, the Company's Vice President, Europe, Middle East and Asia, provides for forgiveness of a portion of the Promissory Note upon a change of control if some or all of one of Mr. Goossens' options do not or will not vest. Pursuant to the Promissory Note, upon the sale or transfer of a controlling interest in the voting securities of the Company or the merger of the Company with an unaffiliated entity, a percentage of the amount of such note, equal to the percentage that Mr. Goossens' unvested shares under his April 2000 option grant represent of the total number of shares covered by such option grant, shall be automatically discharged and satisfied in full upon such change of control. Pursuant to the Merger Agreement, Novell has agreed to assume the Company's outstanding options.

     Acceleration of Vesting. In 2001 and 2002, the Company entered into (i) certain letter agreements and option agreements with each of Roger Durn, Craig Dynes, Michel Goossens, John Judge, David Litwack and Kim Sheffield and (ii) a letter agreement with Richard Wayne Parslow. The letter agreements and option agreements provide for acceleration of vesting of all options granted to such executive officers upon a change of control of the Company. Upon the acquisition by a third party of at least fifty percent of the Company's voting stock (an "Acquisition Event"), 50% of the unvested shares subject to options granted to such individuals shall immediately vest and become exercisable and the balance of any remaining unvested shares subject to such options shall vest over a period of time that is 50% of the vesting period then remaining before giving effect to the Acquisition Event. In addition, in February 2002, the Company entered into a stock option agreement with Steven Benfield providing that upon the occurrence of an Acquisition Event, 50% of the unvested shares subject to such option agreement shall immediately vest and become exercisable and the balance of any remaining unvested shares subject to such option agreement shall vest over a period of time that is 50% of the vesting period then remaining before giving effect to the Acquisition Event. Also, following an acquisition, if Mr. Durn's employment is terminated by the Company without cause, or by Mr. Durn for good reason, then any remaining unvested shares subject to an option for 10,000 shares granted to Mr. Durn in October 1998 shall vest.

     Benfield Letter. Pursuant to an Offer Letter, dated December 6, 2000, from the Company to Steven Benfield ("Benfield Offer Letter"), in the event that Mr. Benfield's employment is terminated by the Company without cause, 10,455 Holdback Shares (as defined below) shall be distributed to Mr. Benfield and all restrictions relating to such Holdback Shares shall terminate. Holdback Shares are shares held by the Company in the event there is an adjustment to the consideration paid by the Company to Bondi Software, Inc. in connection with the Company's acquisition of Bondi Software, Inc. in December 2000. The Benfield Offer Letter is set forth as Exhibit (e)(16) hereto.

     Purchaser. The information in the Schedule 14D-9 to which this Information Statement forms Annex A regarding the Merger Agreement, Novell and Purchaser is incorporated herein by reference.

                                                                         ANNEX B

                           MORGAN STANLEY LETTERHEAD

                                  June 9, 2002

Board of Directors
SilverStream Software, Inc.
Two Federal Street
Billerica, MA 01821-3559

MEMBERS OF THE BOARD:

We understand that SilverStream Software, Inc. ("SilverStream" or the "Company"), Novell, Inc. ("Novell") and Delaware Planet Inc. ("Merger Subsidiary"), propose to enter into an Agreement and Plan of Merger, substantially in the form of a draft dated June 8, 2002 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Merger Subsidiary of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of SilverStream for $9.00 per share net to the seller in cash, and (ii) the subsequent merger (the "Merger") of Merger Subsidiary with and into SilverStream. Pursuant to the Merger, SilverStream will become a wholly owned subsidiary of Novell and each outstanding share of Common Stock, other than shares held in treasury or held by Novell or any affiliate of Novell or as to which dissenters' rights have been perfected, will be converted into the right to receive $9.00 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set in the Merger Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than Novell and its affiliates).

For purposes of the opinion set forth herein, we have:

         (i) reviewed certain publicly available financial statements and other business and financial information of SilverStream;

        (ii) reviewed certain internal financial statements and other financial and operating data concerning SilverStream prepared by the management of SilverStream;

       (iii) discussed certain publicly available financial forecasts prepared by the management of SilverStream;

        (iv) discussed the past and current operations and financial condition and the prospects of SilverStream, including information relating to certain strategic, financial, and operational benefits anticipated from the Merger, with senior executives of SilverStream;

         (v) reviewed the reported prices and trading activity for the Common Stock;

        (vi) compared the financial performance of SilverStream and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

       (vii) reviewed the pro forma impact of the Merger on Novell's earnings per share;

      (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

        (ix) participated in discussions and negotiations among representatives of SilverStream and Novell and their financial and legal advisors;

         (x)  reviewed the Merger Agreement and certain related documents; and

        (xi)  considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the publicly available financial forecasts and information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have relied upon, without independent verification, the assessment by the management of SilverStream of SilverStream's technologies and products, the timing and risks associated with the integration of SilverStream with Novell and the validity of, and risks associated with SilverStream's existing and future products and technologies. In addition, we have assumed that the Tender Offer and Merger will be consummated in accordance with the terms set forth in the Merger Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have acted as financial advisor to the Board of Directors of SilverStream in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for SilverStream and Novell and have received fees for the rendering of these services.

It is understood that this letter is for the information of the Board of Directors of SilverStream and may not be used for any other purpose without our prior written consent, except that this letter may be included in its entirety in any filing made by SilverStream in respect of the transaction with the Securities and Exchange Commission. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of SilverStream should accept the Tender Offer and how they should vote at the potential shareholders' meeting held in connection with the Merger.

Morgan Stanley is a full service securities firm engaged in securities trading, asset management and brokerage activities, as well as providing investment banking, financing and financial advisory services. In the ordinary course of our trading, asset management, brokerage and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of the Company, Novell, or their respective affiliates.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than Novell and its affiliates).

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                          By: /s/ ROBERT L. EATROFF
                                            ------------------------------------
                                            Robert L. Eatroff
                                            Managing Director

                                       B-2